EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Ocean Power Technologies, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-142547 and No. 333-165856) on Form S-8 of Ocean Power Technologies, Inc. of our reports dated July 14, 2011, with respect to the consolidated balance sheets of Ocean Power Technologies, Inc. and subsidiaries as of April 30, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended April 30, 2011, and the effectiveness of internal control over financial reporting as of April 30, 2011, which reports appear in the April 30, 2011 annual report on Form 10-K of Ocean Power Technologies, Inc.
/s/ KPMG LLP
Philadelphia, Pennsylvania
July 14, 2011